

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2013

Via E-mail
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

Re: Valero Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Fiscal Quarter ended March 31, 2013
Filed May 8, 2013
Response Letter dated May 8, 2013
File No. 001-13175

Dear Mr. Ciskowski:

We have reviewed your filings and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended March 31, 2013

Financial Statements

Note 12 – Fair Value Measurements, page 18

1.   We note your obligation to blend biofuels was categorized in Level 1 of the fair value hierarchy as of December 31, 2012, and Level 2 as of March 31, 2013. Tell us your reason for transferring this financial instrument between these two categories and explain why this reason has not been disclosed to comply with FASB ASC 820-10-50-2.

Note 13 - Price Risk Management Activities, 23

Obligation to Blend Biofuels, page 28

2.   We note your disclosure regarding your market risk exposure to changes in prices in Renewable Identification Numbers (RINs) and Renewable Transport Fuel Certificates (RTFCs). Please disclose your accounting policy for recognizing an obligation to blend biofuels and attributing the accompanying cost to operations. Please clarify how you are accounting for RINs and RTFCs acquired in order to fulfill these obligations, including any purchases that occur in advance of recognizing an obligation.

        You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                    Sincerely,

                                    /s/ Karl Hiller

                                    Karl Hiller
                                    Branch Chief